FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of September, 2019

Commission File Number: 001-12518

Banco Santander, S.A.

(Exact name of registrant as specified in its charter)

Ciudad Grupo Santander

28660 Boadilla del Monte (Madrid) Spain

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐             No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐             No  ☒

Banco Santander, S.A.

Item

1	Press Release dated September 24, 2019

Item 1

Santander board approves first 2019 dividend and

goodwill adjustment of its UK subsidiary

∎	The €0.10 per share dividend will be paid in cash from 1 November, with the board ratifying its intention to maintain a payout ratio over underlying attributable profit of 40-50%.

∎	The goodwill adjustment, which is the result of a change in outlook for Santander UK, has no impact on the Group’s CET1 capital ratio or cash-flow generation.

∎	In addition, Pamela Walkden is to join Banco Santander’s board as an independent director, subject to required approvals.

∎	Marjolein van Hellemondt-Gerdingh to become Group’s Chief Compliance Officer, also subject to required approvals.

Madrid, 24 September 2019 - PRESS RELEASE

Banco Santander today announced that its board of directors approved its first dividend against 2019 earnings of €0.10 per share, which will be entirely paid in cash from 1 November. The amount is equal to the interim dividend paid one year ago between August (€0.065) and November (€0.035). As disclosed in 2018, starting this year, Santander shareholders will receive two annual dividend payments instead of four. The last day to trade shares with a right to receive this dividend will be 29 October and the ex-dividend date will be 30 October.

Furthermore, the Board has ratified its intention to maintain a payout ratio over the underlying attributable profit from 2019 of 40-50%, with the proportion of cash dividend per share at least that of the last year.

Goodwill adjustment

Within its annual work plan and in accordance with the relevant accounting standards, the Bank has completed a review of goodwill ascribed to Santander UK and has determined an accounting impairment of approximately €1,500 million as a result. The impairment is primarily due to a change in the outlook for Santander UK as a result of a challenging regulatory environment, including the various negative impacts of the Banking Reform Act (ring-fencing). The Act has led to an increase of approximately €40 billion in assets in Banco Santander S.A.’s London branch (of which €25 billion came from an initial transfer of assets from Santander UK), as well as an increase in costs due to the duplication of some functions, resulting in a decrease in the capacity to generate profits in Santander UK. The impairment also reflects the increase in competitive pressure in the country and the impact that ongoing uncertainty relating to Brexit has had on UK economic growth.

The impairment will be recognised in the Group’s consolidated results for the third quarter of 2019. While it will impact the reported statutory profit for the quarter, it has no impact on the Group’s underlying profit, tangible book value per share or on its continued commitment to its customers. Santander’s CET1 is also not affected as goodwill is excluded from the CET1 calculation, nor is there any impact on the Group’s cash-flow generation, or its medium-term objectives as reported at the Bank’s Investor Day held on 3 April 2019 in London.

Corporate Communications
Ciudad Grupo Santander, edificio Arrecife, planta 2
28660 Boadilla del Monte (Madrid). Tel. +34 91 2895211
comunicacion@gruposantander.com
www.santander.com - Twitter: @bancosantander

Board appointments

The appointments committee of Banco Santander has proposed that Pamela Walkden will join the board as an independent director. Ms Walkden, a British banker, will join after having served in a number of senior management positions predominantly at Standard Chartered Bank over a period of nearly 30 years including as Chief Risk Officer, Group Treasurer and Head of Internal Audit. She served as an independent member of the UK Prudential Regulation Authority (PRA) Regulatory Reform Panel and as a member of the European Banking Authority Stakeholder Group.

Ms. Walkden will replace Mr. Carlos Fernández, who has served as an independent non-executive director since 2015. Her appointment will take effect once the related authorisations have been received and will be submitted for ratification at the next General Shareholders’ Meeting of Banco Santander.

Banco Santander Executive Chairman, Ana Botín, said, “The dividend announced today shows the strength and resilience of Santander’s model. Despite some market headwinds, our unique diversification across Europe and Americas has allowed us to consistently deliver predictable results and a sustainable dividend, with cash dividend per share increasing by 174%, customer revenues growing by more than 20%, and attributable profit increasing by 87% over the last five years, whilst also increasing our capital by €25 billion. While ring-fencing reforms and Brexit have impacted profitability in the UK, it remains a critically important market, in which the Group is investing significantly to service our customers and to continue to compete.”

Commenting on the appointment of Pamela Walkden, Ms Botín said, “Pamela is an ideal board member for Santander and I am extremely pleased she is joining us. She brings a tremendous breadth of experience that complements our current board, with expertise in banking and financial services across a number of business and functional control disciplines. Finally, Pamela adds to our diversity — both as a British citizen and as a woman — which I believe is one of our fundamental strengths and vital to a successful board in today’s business environment.”

“It has been a real privilege having Carlos Fernandez as a member of our board. He has been an invaluable and always well-informed voice based on his extensive and successful experience as an international business leader. He will be missed. On behalf of the entire board, I want to extend heartfelt thanks to Carlos and my warmest welcome to Pamela. I look forward very much to her advice and counsel as we enter the next stage of our strategic transformation.”

Banco Santander’s Board will consist of 15 members, of which 60% are independent directors. With the appointment of Ms. Walkden, 40% of the Board will be female, with Santander achieving its goal of having between 40% and 60% of its Board represented by either gender. The board of Santander is diverse in gender, national origin (Spanish, British, American and Portuguese) and has broad sector representation (finance, industrial, technology and academia).

Executive appointment

In addition, following the appointments committee’s full support to the proposal, the board has approved the appointment of Ms Marjolein van Hellemondt-Gerdingh as Group Chief Compliance Officer of Santander Group, which will take effect once the required regulatory authorisations have been obtained.

She joins from DLL International B.V., Eindhoven (a subsidiary of the Rabobank Group) where she has been responsible for Compliance since January 2018. A Dutch national, Ms Hellemondt-Gerdingh previously worked at Zurich Insurance, as Group Compliance Officer, and before that at NN-Group (formerly ING Insurance/Investment Management Eurasia) in the same position.

Corporate Communications
Ciudad Grupo Santander, edificio Arrecife, planta 2
28660 Boadilla del Monte (Madrid). Tel. +34 91 2895211
comunicacion@gruposantander.com
www.santander.com - Twitter: @bancosantander

Ms. Hellemondt-Gerdingh, who will report to the Chief Risk Officer, Keiran Foad, replaces Mónica López-Monís, who was recently appointed Global Chief Regulatory Affairs Officer.

IMPORTANT INFORMATION

Non-IFRS and alternative performance measures

In addition to the financial information prepared in accordance with International Financial Reporting Standards (“IFRS”), this press release contains certain financial measures that constitute alternative performance measures (“APMs”) as defined in the Guidelines on Alternative Performance Measures issued by the European Securities and Markets Authority (ESMA) on 5 October 2015 (ESMA/2015/1415en) and other non-IFRS measures (“Non-IFRS Measures”). The financial measures contained in this press release that qualify as APMs and non-IFRS measures have been calculated using the financial information from Santander Group but are not defined or detailed in the applicable financial reporting framework and have neither been audited nor reviewed by our auditors. We use these APMs and non-IFRS measures when planning, monitoring and evaluating our performance. We consider these APMs and non-IFRS measures to be useful metrics for management and investors to facilitate operating performance comparisons from period to period. While we believe that these APMs and non-IFRS measures are useful in evaluating our business, this information should be considered as supplemental in nature and is not meant as a substitute of IFRS measures. In addition, other companies, including companies in our industry, may calculate or use such measures differently, which reduces their usefulness as comparative measures. For further details of the APMs and Non-IFRS Measures used, including its definition or a reconciliation between any applicable management indicators and the financial data presented in the consolidated financial statements prepared under IFRS, please see our 2018 Annual Financial Report, filed with the Comisión Nacional del Mercado de Valores (CNMV) on 28 February 2019, as well as the section “Alternative performance measures” of the annex to our 2019 2Q Financial Report, published as Relevant Fact on 23 July 2019. These documents are available on Santander’s website (www.santander.com).

The businesses included in each of our geographic segments and the accounting principles under which their results are presented here may differ from the included businesses and local applicable accounting principles of our public subsidiaries in such geographies. Accordingly, the results of operations and trends shown for our geographic segments may differ materially from those of such subsidiaries

Forward-looking statements

Santander cautions that this press release contains statements that constitute “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by words such as “expect”, “project”, “anticipate”, “should”, “intend”, “probability”, “risk”, “VaR”, “RoRAC”, “RoRWA”, “TNAV”, “target”, “goal”, “objective”, “estimate”, “future” and similar expressions. These forward-looking statements are found in various places throughout this press release and include, without limitation, statements concerning our future business development and economic performance and our shareholder remuneration policy. While these forward-looking statements represent our judgment and future expectations concerning the development of our business, a number of risks, uncertainties and other important factors could cause actual developments and results to differ materially from our expectations. The following important factors, in addition to those discussed elsewhere in this press release and in our annual report on Form 20-F for the year ended December 31, 2018, filed with the U.S. Securities and Exchange Commission, could affect our future results and could cause outcomes to differ materially from those anticipated in any forward-looking statement: (1) general economic or industry conditions in areas in which we have significant business activities or investments, including a worsening of the economic environment, increasing in the volatility of the capital markets, inflation or deflation, and changes in demographics, consumer spending, investment or saving habits; (2) exposure to various types of market risks, principally including interest rate risk, foreign exchange rate risk, equity price risk and risks associated with the replacement of benchmark indices; (3) potential losses associated with prepayment of our loan and investment portfolio, declines in the value of collateral securing our loan portfolio, and counterparty risk; (4) political stability in Spain, the UK, other European countries, Latin America and the US (5) changes in laws, regulations or taxes, including changes in regulatory capital and liquidity requirements, including as a result of the UK exiting the European Union and increased regulation in light of the global financial crisis; (6) our ability to integrate successfully our acquisitions and the challenges inherent in diverting management’s focus and resources from other strategic opportunities and from operational matters while we integrate these acquisitions; and (7) changes in our ability to access liquidity and funding on acceptable terms, including as a result of changes in our credit spreads or a downgrade in our credit ratings or those of our more significant subsidiaries. Numerous factors could affect the future results of Santander and could result in those results deviating materially from those anticipated in the forward-looking statements. Other unknown or unpredictable factors could cause actual results to differ materially from those in the forward-looking statements.

Forward-looking statements speak only as of the date of this press release and are based on the knowledge, information available and views taken on such date; such knowledge, information and views may change at any time. Santander does not undertake any obligation to update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.

No offer

The information contained in this press release is subject to, and must be read in conjunction with, all other publicly available information, including, where relevant any fuller disclosure document published by Santander. Any person at any time acquiring securities must do so only on the basis of such person’s own judgment as to the merits or the suitability of the securities for its purpose and only on such information as is contained in such public information having taken all such professional or other advice as it considers necessary or appropriate in the circumstances and not in reliance on the information contained in this press release. No investment activity should be undertaken on the basis of the information contained in this press release. In making this press release available Santander gives no advice and makes no recommendation to buy, sell or otherwise deal in shares in Santander or in any other securities or investments whatsoever.

Corporate Communications
Ciudad Grupo Santander, edificio Arrecife, planta 2
28660 Boadilla del Monte (Madrid). Tel. +34 91 2895211
comunicacion@gruposantander.com
www.santander.com - Twitter: @bancosantander

Neither this press release nor any of the information contained therein constitutes an offer to sell or the solicitation of an offer to buy any securities. No offering of securities shall be made in the United States except pursuant to registration under the U.S. Securities Act of 1933, as amended, or an exemption therefrom. Nothing contained in this press release is intended to constitute an invitation or inducement to engage in investment activity for the purposes of the prohibition on financial promotion in the U.K. Financial Services and Markets Act 2000.

Historical performance is not indicative of future results

Statements as to historical performance or financial accretion are not intended to mean that future performance, share price or future earnings (including earnings per share) for any period will necessarily match or exceed those of any prior period. Nothing in this press release should be construed as a profit forecast.

Corporate Communications
Ciudad Grupo Santander, edificio Arrecife, planta 2
28660 Boadilla del Monte (Madrid). Tel. +34 91 2895211
comunicacion@gruposantander.com
www.santander.com - Twitter: @bancosantander

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Santander, S.A.

Date: September 24, 2019	By:	/s/ José García Cantera
		Name:	José García Cantera
		Title:	Chief Financial Officer